SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 09 October 2012

TURQUOISE HILL RESOURCES LTD.

(Translation of Registrant’s Name into English)

Suite 615 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☐            Form 40-F  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .)

Enclosed: News Release – Oyu Tolgoi Project update

October 9, 2012

Press release

Turquoise Hill Resources provides update on Oyu Tolgoi Project

VANCOUVER, CANADA – As construction at the Oyu Tolgoi Project is essentially complete and initial production is anticipated in the near term, Turquoise Hill Resources today provided investors an update on key elements of the project’s development.

Power

Negotiations with Chinese authorities on a power purchase agreement (PPA) for the Oyu Tolgoi Project are actively progressing. Power from Inner Mongolia is required for full commissioning of the project and the commencement of production. Turquoise Hill remains optimistic that negotiations will result in a final PPA.

Once a final power agreement has been concluded, first ore is expected to be processed through the concentrator within six weeks. First concentrate production will follow within one month and the start of commercial production is expected three to five months thereafter.

Construction of the power transmission infrastructure in both Mongolia and China is complete. The power lines have been successfully tested with full power loads and are ready for use.

Investment Agreement

The Government of Mongolia’s recently released Government Platform 2012 – 2016 specified that the Government “will study to make amendments to the stability, investment and product-sharing agreements concluded with investors in the mining, energy, and petroleum sectors and will decide on amendments through mutual discussion with investors.” The Investment Agreement is the cornerstone upon which Turquoise Hill has invested more than US$5 billion in Oyu Tolgoi. Turquoise Hill and Rio Tinto’s position is consistent with the Government of Mongolia’s reaffirmation in October 2011 that the Investment Agreement was signed in full compliance with all laws and regulations of Mongolia.

Underground Feasibility Study

The Definitive Integrated Development and Operations Plan (DIDOP) underground feasibility study is ongoing and is now expected to be released in the first half of 2013. The study team is currently evaluating the optimum development plan and updating various sensitivity cases. Capital approvals for underground development will likely be approved in distinct stages.

Turquoise Hill continues to expect underground production at Oyu Tolgoi to commence in 2016.

Project Financing

Plans to secure US$3 - $4 billion of project financing for Oyu Tolgoi continue to progress with Rio Tinto leading the process. Financial terms are being reviewed by lenders and the Oyu Tolgoi environmental and social impact study was released in August 2012. Turquoise Hill now expects closing of final binding documentation in the first quarter of 2013 and funding in the first half of 2013.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ), formerly Ivanhoe Mines, is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine development in southern Mongolia, which is expected to begin commercial production in the first half of 2013. Other assets include a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 59% interest in copper-gold miner Ivanhoe Australia (ASX, TSX: IVA); and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan.

Contacts

Investors	Media
Jason Combes	Tony Shaffer
Office: +1 604 648 3920	Office: +1 604 648 3934
Email: jason.combes@turquoisehill.com	Email: tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to the anticipated outcome of negotiations with Chinese authorities on a power purchase agreement, the anticipated achievement of commercial production commencement milestones, the successful completion of project financing negotiations, other matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.

All such forward-looking information and statements are based on certain assumptions and analyses made by issuer’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risk Factors” included in the final prospectus or in the issuer’s Annual Information Form, both filed on SEDAR and EDGAR. The reader is cautioned not to place undue reliance on forward-looking information or statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURQUOISE HILL RESOURCES LTD.

Date: 09 October 2012	By:	/s/ Neville J. Henwood
NEVILLE J. HENWOOD
Sr. Vice President, Legal & Corporate Secretary